Mail Stop 6010

January 8, 2007

By U.S. Mail and Facsimile to (585) 724-1606

Mr. Frank S. Sklarsky
Chief Financial Officer
Eastman Kodak Company
343 State Street
Rochester, New York 14650

> **RE: Eastman Kodak Company**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **File No. 001-00087**

Dear Mr. Sklarsky,

We have reviewed your letter dated December 15, 2006 and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

General

1. We refer you to the representation in your response letter dated December 15, 2006, that your line of non-destructive testing films and developing chemicals has the potential to be designated "dual use" by the Commerce Department's Bureau of Industry and Security. Please advise us whether the referenced film-developing chemicals, which your foreign subsidiaries provide into Iran, Sudan, and/or Syria, can be used as agents or precursors for agents in chemical weapons. Please also clarify for us into which of these countries the film-developing chemicals are provided.

   As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

   You may contact Pradip Bhaumik at (202) 551-3333 or me at (202) 551-3554 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

               Sincerely,

               Angela Crane
               Branch Chief